May 12, 2015

VIA EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C.  20549

Re:                              The Howard Hughes Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-34856

Dear Mr. Woody:

The Staff of the Securities and Exchange Commission (the “Commission”) provided a comment to The Howard Hughes Corporation (the “Company”), by letter dated April 29, 2015 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed March 2, 2015 (the “Form 10-K”).  For your convenience in reviewing this response, your comment has been set forth immediately prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2014

Revenue Recognition and Related Matters, page 70

Land Sales Revenue, page 70

1.                                Please tell us and revise future filings to clarify the basis for utilizing a relative sales value method for determining the cost of real estate sold by describing the transactions to which you apply that method. Also, discuss how the use of that method compares to the method(s) used in prior periods.

Response:

A primary part of our business consists of the development and sale of residential land and the development of commercial land to hold, develop or sell within our Master Planned Communities segment. Our residential land sales, which are made primarily to homebuilders, include standard and custom parcels designated for detached and attached single- and multi-family homes, ranging from entry-level to luxury homes.  In addition to our residential land sales, we occasionally sell land for commercial development. Our commercial sales include land parcels designated for retail, office, resort, high density residential projects (e.g., condominiums and apartments), services and other for-profit activities, as well as those parcels designated for use by government, schools and other not-for-profit entities. We sell our land to commercial property developers and users to build the infrastructure and amenities necessary to support the residents in our communities. In addition to selling commercial land for development, we also develop commercial properties within these communities and own and operate them for longer term investment.

Our Master Planned Community assets include the cost of acquiring the land as well as initial costs for planning, obtaining entitlements, zoning or permits, architectural and engineering costs.

Because our Master Planned Communities take many decades to fully develop, we divide the land into superpads or lots and develop them in phases based upon demand from the homebuilders and other developers. As development progresses, we incur the cost of building the infrastructure by installing the streets, water, sewage, drainage, bridges and pathways and amenities. These common costs are accumulated and allocated to all superpads or lots in the Master Planned Community. Within each phase of development, we incur certain common costs that are specific to that phase being developed, such as amenities, roads, and other infrastructure costs.  Certain of these costs may be incurred during and after the period in which superpads or lots are being sold. We accumulate those costs and allocate them to each superpad or lot in that phase, in addition to the common costs described above. Development costs that have yet to be incurred are estimated and allocated along with the actual cost incurred for the purpose of determining the amount of profit to be recognized upon the sale of a lot or superpad. Costs are relieved based upon the relative sales value of each superpad or lot sold in relation to the projected future sales of all superpads or lots in the master planned community in the aggregate. For certain acquired parcels that we do not intend to develop or for which development was complete at the date of acquisition, we specifically identify the cost basis of that land to relieve upon sale.

We believe that our accounting policy is consistent with that prescribed by Accounting Standards Codification (ASC) 970 -360-30-1 Real Estate Project Costs, which  provides for an allocation of costs based upon  relative sales value of units sold if specific identification is not practicable.

We will revise future annual filings as follows to clarify the basis for utilizing a relative sales value method for determining the cost of real estate sold for those transactions described above (removed language has been struck through and new language has been underlined to show changes):

Land Sales Revenue

Revenues from land sales are recognized using the full accrual method at closing, when title has passed to the buyer, adequate consideration for the land has been received and we have no continuing involvement with the property. Revenue that is not recognized under the full accrual method is deferred and recognized when the required obligations are met or using the installment or cost recovery methods. Revenue related to builder price participation rights is recognized as the underlying homes are sold by homebuilders.

~~We determine the cost of real estate sold using the relative sales value method.~~ When ~~we sell real estate~~ developed residential or commercial land is sold, the cost of ~~real estate~~ sales includes ~~both~~ actual costs incurred and estimates of future development costs benefiting the property sold through completion. In accordance with ASC 970-360-30-1, when developed land is sold, costs are allocated to each sold superpad or lot based upon the relative sales value of each superpad or lot. For purposes of allocating development costs, estimates of future revenues and development costs are re-evaluated throughout the year, with adjustments being allocated prospectively to the remaining parcels available for sale. For certain parcels of land, however, the specific identification method is used to determine the cost of sales, including acquired parcels that we do not intend to develop or for which development was complete at the date of acquisition.

When reviewing our accounting policy disclosures while preparing our 2014 financial statements, we revised our disclosure for Land Sales Revenue to include a discussion of the use of the relative sales value method in an attempt to provide better clarity on how we allocate costs to land parcels developed and sold as set forth in ASC 970-360-30-1.  We did not change the manner in which the allocation was determined during 2014 when compared to prior periods.

*  *  *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (214) 741-7744 if you have any questions or require further information.

Sincerely,

/s/ Andrew C. Richardson

Andrew C. Richardson

cc:                                Paul Cline, Securities and Exchange Commission

Peter Riley, The Howard Hughes Corporation

Mike Swain, The Howard Hughes Corporation

S. Brooks Trisler, The Howard Hughes Corporation

Timothy Hubach, The Howard Hughes Corporation

Mark R. Kaspar, Ernst & Young